[Letterhead of Hughes Supply, Inc.]

June 30, 2005

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Pamela A. Long, Assistant Director

Re:	Hughes Supply, Inc.

Registration Statement on Form S-4, as amended by

Amendment No. 1 to Registration Statement on Form S-4/A

File No. 333-124792 and 333-124792-01 through 38

Ladies and Gentlemen:

Hughes Supply, Inc. (the “Company”) and the subsidiaries of the Company that are signatories to this letter (such subsidiaries, collectively with the Company, the “Registrants”) are registering their exchange offer on Form S-4 (the “Exchange Offer”) under the Securities and Exchange Act of 1933, as amended, in reliance on the position of the staff of the Securities and Exchange Commission enunciated in Exxon Capital Holdings Corporation (pub. avail. April 13, 1989), Morgan Stanley and Co., Inc. (pub. avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) (the “No-Action Letters”). Accordingly, the Registrants represent that they have not entered into any arrangement or understanding with any person to distribute the new notes to be received in the Exchange Offer and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the new notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the new notes to be received in the Exchange Offer.

In this regard, the Registrants will make each person participating in the Exchange Offer aware that if such person is participating in the Exchange Offer for the purpose of distributing the new notes to be acquired in the Exchange Offer, such person (i) cannot rely on the staff position enunciated in the No-Action Letters or in interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933 in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the new notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

Additionally, with regard to each broker-dealer that receives new notes for its own account pursuant to the Exchange Offer, the Registrants will make each person participating in the Exchange Offer aware that such broker-dealer (i) acquired the original notes as a result of market-making or other trading activities and (ii) must deliver a prospectus in connection with any resale of such new notes. The Letter of Transmittal with respect to the Exchange Offer states that by acknowledging and delivering a prospectus, such broker-dealer is not deemed to admit that such broker-dealer is an “underwriter” within the meaning of the Securities Act.

If you have any questions or comments concerning the foregoing, please contact our counsel, Tom McAleavey, of Holland & Knight LLP, at (407) 425-5108.

Very truly yours,

HUGHES SUPPLY, INC.

By:	/s/ John Z. Paré
John Z. Paré
Senior Vice President, General
Counsel and Secretary

SUBSIDIARIES:

COMPASS UTILITY SUPPLY, LTD.
HUGHES BUILDING MATERIALS GROUP, INC.
HUGHES CANADA, INC.
HUGHES GP & MANAGEMENT, INC.
HUGHES INSURANCE HOLDINGS, INC.,
HUGHES MRO GROUP, INC.
HUGHES PLUMBING GROUP, INC.
HUGHES SUPPLY MANAGEMENT, INC.
HUGHES SUPPLY MANAGEMENT SERVICES, INC.
HUGHES SUPPLY SHARED SERVICES, INC.
HUGHES UTILITIES GROUP, INC.
MEREX CORPORATION
MONTANA ELECTRIC SUPPLY
MONTANA ELECTRIC SUPPLY, INC.
SOUTHWEST POWER, INC.
WESTERN STATES ELECTRIC, INC.
WORLD-WIDE TRAVEL NETWORK, INC.
WES ACQUISITION CORPORATION (d/b/a Wyoline Electric Supply, Inc.)

By:	/s/ David Bearman
David Bearman
Treasurer

HUGHES BUILDING MATERIALS HOLDINGS, LLC
HUGHES ELECTRIC HOLDINGS, LLC
HUGHES HOLDINGS, LLC
HUGHES MRO HOLDINGS, LLC
HUGHES PLUMBING HOLDINGS, LLC

HUGHES UTILITIES HOLDINGS, LLC
HUGHES WATER & SEWER HOLDINGS, LLC
UTILITY PRODUCTS SUPPLY COMPANY, LLC

By:	HUGHES GP & MANAGEMENT, INC., manager

	By:	/s/ David Bearman
David Bearman
Treasurer

HUGHES BUILDING MATERIALS, LTD.
HUGHES ELECTRIC SUPPLY, LTD.
HUGHES MRO, LTD.
HUGHES PLUMBING SUPPLY, LTD.
HUGHES UTILITIES, LTD.
HUGHES WATER & SEWER, LTD.
SOUTHWEST STAINLESS, LP

By:	HUGHES GP & MANAGEMENT, INC., general partner

	By:	/s/ David Bearman
David Bearman
Treasurer

PROVALUE, LLC

By:	HUGHES SUPPLY SHARED SERVICES, INC., manager

	By:	/s/ David Bearman
David Bearman
Treasurer

HSI FUNDING, LLC
HSI IP, INC.
SWS ACQUISITION, LLC

By:	/s/ John Z. Paré
John Z. Paré
Assistant Secretary

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